Exhibit 99.1

(NYSE American: CANF) (TASE:CFBI) Can - Fite Presentation Pnina Fishman, CEO Motti Farbstein, CFO February 2019 (NYSE American: CANF) (TASE:CFBI)

(NYSE American: CANF) (TASE:CFBI) Forward Looking Statement 2 • This presentation contains forward - looking statements, about Can - Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects . All statements in this communication, other than those relating to historical facts, are “forward looking statements ” . • Forward - looking statements can be identified by the use of forward - looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters . Forward - looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made . Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can - Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward - looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all ; uncertainties of cash flows and inability to meet working capital needs ; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts ; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials ; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals ; the clinical development, commercialization and market acceptance of our product candidates ; our ability to establish and maintain strategic partnerships and other corporate collaborations ; the implementation of our business model and strategic plans for our business and product candidates ; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others ; competitive companies, technologies and our industry ; and statements as to the impact of the political and security situation in Israel on our business . More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can - Fite’s Annual Report on Form 20 - F filed with the SEC on March 28 , 2018 and other public reports filed with the SEC and in its periodic filings with the TASE . • Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . Can - Fite undertakes no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws .

(NYSE American: CANF) (TASE:CFBI) 3 Company Profile • Highly experienced management, clinical and regulatory team • Leading KOLs serve on CAB • Successful corporate partnerships and licensing deals • Advanced clinical stage drug development company with a compelling platform technology • Small molecule drug products in Phase II and Phase III clinical studies ; covered by 13 Patent Families 3 Proprietary Core Technology Financial Summary Operations Inflammatory/ Cancer Cell Normal Body Cell • Cash: ~$ 5.7 M as of 9 / 30 / 2018 ; $ 2.4 Raised in January 2019 • Listed on Tel - Aviv Stock Exchange (CFBI) and NYSE American (CANF) • Price per ADR* traded on NYSE American= $ 1.14 (as of 28 / 01 / 2019 ) • Market Cap = ~$ 27 million (as of 28 / 01 / 2019 ) • ~ 45 million ordinary shares outstanding; 65 million fully diluted * 1 ADR = 2 Ordinary Shares

(NYSE American: CANF) (TASE:CFBI) 4 Short Term Milestones 4 Data Release from Namodenoson Phase II Clinical Studies * : 1. Q1/2019 Phase II Advanced Liver Cancer (Fast track and Orphan Status) 2. Q3/2019 Phase II NASH Study *Estimated timelines

(NYSE American: CANF) (TASE:CFBI) From Concept to Technology 5 Company platform technology mimics natural body mechanism to combat cancer and inflammation

(NYSE American: CANF) (TASE:CFBI) Drug Development Pipeline 6 ~$ 35 B ~$11.4B ~$ 1.4 B ~$ 35 B ~$3.2B Market *Sources: Visiongain estimates global psoriasis drug market will be $ 11.4 bB by 2020 and the global rheumatoid arthritis drug market will be $ 34.6 B by 2020 ; Datamonitor estimates the HCC drug market at $ 1.4 B in 2019 ; Grand View Research estimates the global erectile dysfunction drug market at $ 3.2 B by 2022 ; Deutsche Bank puts the peak market for NASH therapies at $ 35 B to $ 40 B by 2025 . Drug Pre - clinical Phase I Phase II Phase III Piclidenoson – Autoimmune inflammatory Diseases • Rheumatoid Arthritis • Psoriasis Namodenoson – Liver Diseases • Liver Cancer • NASH CF 602 • Erectile Dysfunction Ongoing Ongoing Phase II Results Q 1 / 19 Ongoing Phase II Results Q3/2019

(NYSE American: CANF) (TASE:CFBI) [Trades on Hong Kong Stock Exchange (Ticker : 867 )] • Exclusive regional license to develop, register & market Piclidenoson & Namodenoson in China, Hong Kong, Macao and Taiwan. [ Trades on TSX : (Ticker : CPH)] • Exclusive regional license to distribute Piclidenoson for the treatment of rheumatoid arthritis and moderate to severe psoriasis in Canada [ Traded on South Korean Stock Exchange (Ticker: 185750)] • Exclusive distribution agreement in South Korea for distribution of Namodenoson for treatment of liver cancer [privately - own company] • Exclusive regional license to distribute Piclidenoson for the treatment of rheumatoid arthritis and moderate to severe psoriasis in Spain, Switzerland and Austria Corporate Partnerships - Out - licensing deals [Trades on South Korean Stock Exchange (Ticker : A 009290 )] • Exclusive regional license to develop and commercialize Piclidenoson for the treatment of rheumatoid arthritis in Korea 7 ~$ 16 million* upfront and milestone payments received to date $ 8.5M was from a license with a Japanese company, SKK; the license was terminated due to SKK’s strategic change of focus to in dic ations not related to autoimmune diseases

(NYSE American: CANF) (TASE:CFBI) 8 Piclidenoson Rheumatoid Arthritis & Psoriasis Piclidenoson – Anti - Inflammatory Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) Phase IIb study, Placebo controlled; 79 patients – Positively concluded Rheumatoid Arthritis - Phase IIb Data 9 *MTX, Biological Drugs *MTX, Biological Drugs 1 mg *

(NYSE American: CANF) (TASE:CFBI) Rheumatoid Arthritis - Phase III Study Ongoing ACRobat – Can - Fite’s Phase III clinical study is designed to establish Piclidenoson as non - inferior to MTX in newly diagnosed patients with moderate - to - severe RA This Protocol is in Agreement with EMA • Randomized, double - blind, active and placebo - controlled • 500 patients to be enrolled in Europe, Canada and Israel • Primary endpoint will be Disease Activity Score (DAS) of Low Disease Activity (LDA) at week 12 • Secondary endpoints will include proportion of subjects achieving DAS remission; 24 week total duration • Correlation between A3AR expression and response to Piclidenoson will be analyzed • Patient enrollment ongoing 10 Piclidenoson 1 mg, Piclidenoson 2 mg, Methotrexate , or matching placebo tablets every 12 hours in a 2:2:2:1 ratio Piclidenoson 1 mg Piclidenoson 2 mg Methotrexate Placebo 24 0 R At Week 12 , any subject who has not experienced at least 20 % improvement in both the number of swollen and number of tender joints will be given escape therapy with open - label oral MTX 12

(NYSE American: CANF) (TASE:CFBI) Psoriasis Phase II/III Data vs. Celgene ’ s Otezla * 11 • Phase II/III study did not achieve the primary endpoint of PASI 75 at 12 weeks • Otezla ® sales were $ 1.3 billion in 2017, 26% increase over 2016 1 • Peak Otezla® sales estimated at $2.35 billion in 2020 2 Sources: 1) Celgene 2017 annual report 2) DrugAnalyst, Ltd. * Comparisons are derived from reported Otezla Phase 3 data vs. Piclidenoson Phase 2 data and are not an actual head - to - head clinical trial. If this were a head - to - head clinical trial, outcomes may be different .

(NYSE American: CANF) (TASE:CFBI) Psoriasis Phase III Study - Ongoing Comfort – Phase III clinical study is designed to establish Piclidenoson superiority vs. placebo and non - inferiorty vs. Otezla in patients with moderate - to - severe Plaque Psoriasis This Protocol is in Agreement with EMA • Randomized, double - blind, active and placebo - controlled • 407 patients to be enrolled in Europe, Canada and Israel • Primary endpoint is PASI 75 at week 16 vs. placebo • Secondary endpoints include non - inferiority vs. Otezla at week 32 • Patients will be selected to the study based on over expression of the A 3 AR biomarker • 32 week total duration; optional extension to 48 week 12 Piclidenoson 2 mg Piclidenoson 3 mg Otezla Placebo 16 32 0 R R ( n=111 ) ( n= 111 ) ( n= 111 ) ( n=74 ) 48 Study Extension (optional) ( max n=25 ) Study week

(NYSE American: CANF) (TASE:CFBI) 13 Namodenoson Advanced Liver Cancer & NASH Namodenoson – Liver Disease Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) Namodenoson for the Treatment of Liver Cancer • Excellent safety profile and lack of hepatotoxicity • Prolongation of survival time • Regression of skin tumor metastases • Stable disease (22%) Regulatory Status 14 Phase I/II Positive Results Orphan Drug Designation US & EU Fast Track Designation • FDA and EMA have granted Orphan Drug status • FDA granted Fast Track status as a second line treatment * Da Fonseca LG et al, 2015; Safety and efficacy of sorafenib in patients with Child - Pugh B advanced hepatocellular carcinoma. Mol Clin Oncol. 2015 Jul;3(4):793 - 796 ma. *

(NYSE American: CANF) (TASE:CFBI) Phase II - Study Protocol • Second - Line Treatment • Advanced Hepatocellular Carcinoma; Child - Pugh B • 78 patients • US, Europe and Israel • Primary end point: overall survival • Patient enrollment completed August 2017 • Currently following survival data and will perform survival analysis at earliest possible opportunity Liver Cancer - Phase II Study Completed Enrollment 15 Data expected to be released Q1 2019 Namodenoson 25 mg Placebo Following patients survival 0 R * * 2:1 ratio of either Namodenoson or placebo

(NYSE American: CANF) (TASE:CFBI)  Namodenoson for the Treatment of NASH 16 Sources: 1 ) Study published in Hepatology, 2 ) NIH, 3 ) Study published in Gastroenterology, 4 ) Deutsche Bank “ America ’ s Greatest Health Risk ” – Scientific American, 2015 x 17% - 33 % Prevalence of NAFLD in the U.S. 1 x 2 - 5 % of U.S. Population has NASH 2 x 3 rd Leading Cause of Liver Transplant in U.S. & on Trajectory to Become Leading Cause 3 x $ 35 - 40 Billion Market by 2025 4

(NYSE American: CANF) (TASE:CFBI)  NASH – Excellent Pre - clinical Data 17 Namodenoson markedly improved liver function & pathology in NASH experimental models (STAM & CCL4) x Anti - inflammatory - Namodenoson reduces NAFLD Activity Score (NAS) in STAM model x Anti - Fibrotic effect - in vitro and in the CCL 4 model x Anti steatotic effect - Significant decrease in steatosis, ballooning and lobular inflammation (STAM) x ALT - a decrease in plasma ALT and triglyceride levels (STAM & CCL 4 ) x Liver protective effect - Protects the liver against Ischemia/Reperfusion injury Robust Decrease in ALT

(NYSE American: CANF) (TASE:CFBI)  NASH – Phase II Study 18 Leading KOLs ( Dr. Freidman ; Mount Sinai, Dr . Arun Sanyal ; Virginia University, Dr. Safadi ; Hadassah Jerusalem), on SAB and have advised on protocol design • Multicenter, randomized, double - blinded, placebo - controlled, dose - finding efficacy and safety study • 60 patients with NAFLD with or without NASH • Primary end point : mean percent change from baseline in serum alanine aminotransferase (ALT) levels and safety • Secondary end point : % change from Baseline in hepatic steatosis measured by magnetic resonance imaging - determined proton - density fat - fraction (MRI - PDFF ) Data expected to be released Q3 2019 Namodenoson 12.5mg Placebo Week 12 0 R Namodenoson 25 mg

(NYSE American: CANF) (TASE:CFBI) Spotlight on Milestones 19 *Sources: Visiongain estimates global psoriasis drug market will be $ 11.4 by 2020 and the global rheumatoid arthritis drug market will be $ 34.6 b by 2020 ; Datamonitor estimates the HCC drug market at $ 1.4 b in 2019 ; Grand View Research estimates the global erectile dysfunction drug market at $ 3.2 b by 2022 ; Deutsche Bank puts the peak market for NASH therapies at $ 35 b to $ 40 b by 2025 . • Namodenoson: » Liver Cancer Phase II data (~$1.4B Opportunity ) Q1 2019 » NAFLD/NASH (~$35B Opportunity ) Q3 2019 • Piclidenoson: » Rheumatoid Arthritis (~$35B Opportunity ) Ongoing » Psoriasis (~$11.4B Opportunity ) Ongoing